Lauren D. Macioce T+1 212 596 9883 F+1 646 728 2727 lauren.macioce@ropesgray.com

June 16, 2010

FILED VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	The Empire Builder Tax Free Bond Fund (the “Fund”); File Nos. 811-3907 and 002-86931; Response to Staff’s Comments on Post-Effective Amendment No. 31

Ladies and Gentlemen:

Ms. Debra O’Neal of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 31 to the Fund’s registration statement on Form N-1A.  The following are the comments provided and the Fund’s response to each.

PROSPECTUS:

1.     If the Fund intends to use a summary prospectus as its primary offering document, provide the legend required by Rule 498(b)(1)(v) and confirm that the links required by the Rule will be included.

RESPONSE:    The Fund is in the process of creating a website and expects to use the summary prospectus as its primary offering document.  The text of the summary prospectus legend to be utilized by the Fund, as required by paragraph (b)(1)(v) of Rule 498 under the Securities Act of 1933, will include the links required by Rule 498 and will read as follows:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund online at http://www.empirebuilderfund.com.  You can also get this information at no cost by calling 1-800-847-5886 or by sending an e-mail request to info@empirebuilderfund.com.  The current Prospectus and Statement of Additional Information dated June 28, 2010 are incorporated by reference into this Summary Prospectus.

2.     In the Table of Contents, remove the Fund’s ticker symbols.

RESPONSE:     The ticker symbols have been removed, as requested.

3.     In the discussion of the Fund’s investment goal in the Fund Summary, either delete the sentence stating that the Fund may or may not achieve its goal or move the sentence to the principal risks section.

RESPONSE:     The sentence has been moved to the first paragraph of the section, “Principal Risks of Investing in the Fund.”

4.     In the Example disclosure under the caption “Fees and Expenses” in the Fund Summary section, delete the third bullet point, “reinvestment of dividends and distributions.”

RESPONSE:     We have deleted the relevant language, as requested.

5.     The discussion of the Fund’s principal investment strategies in the Fund Summary indicates that the Fund invests principally in New York Tax Exempt Bonds.  Revise this disclosure to state that the Fund will invest at least 80% of its assets in New York Tax Exempt Bonds.

RESPONSE:     The second paragraph of the “Principal Investment Strategies” section states, “Under normal market conditions, at least 90% of the Fund’s income distributions will be exempt from federal income tax, and New York State and City personal income taxes, including the alternative minimum tax.”  This statement satisfies the requirements for tax-exempt funds under Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).  Subsection (a)(4) of Rule 35d-1 provides that a fund whose name suggests that its distributions are “exempt from federal income tax or from both federal and state income tax” must adopt a fundamental policy under section 8(b)(3) of the 1940 Act:

(i) To invest, under normal circumstances, at least 80% of the value of its Assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or

(ii) To invest, under normal circumstances, its Assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax.

6.     In the first paragraph under the caption “Performance Information” in the Fund Summary section, revise the second sentence to state: “The table compares the Fund’s performance over time to that of a broad measure of market performance.”

RESPONSE:     We have made the requested change.

           7.     In the first paragraph under the caption “Performance Information” in the Fund Summary section, combine the third and fourth sentences to be more concise.

RESPONSE:     We have revised the relevant disclosure to read as follows: “The table also shows after-tax returns for Builder Class shares, which differ from the returns for Premier Class shares because of differences in their expenses.”

8.     In the first paragraph under the caption “Performance Information” in the Fund Summary section, delete the antepenultimate sentence: “Both the bar chart and the table assume reinvestment of dividends and distributions.”

RESPONSE:     We have deleted the relevant sentence, as requested.

9.     In the first paragraph under the caption “Performance Information” in the Fund Summary section, if the Fund provides performance information, including its yield, on its website, include the website address after the toll-free number in the last sentence of the paragraph.

RESPONSE:     The Fund is in the process of creating a website.  The Fund does not intend to provide performance information on the website at this time.

10.     The footnote beneath the performance bar chart should be deleted: “The bar chart above does not reflect the impact of any applicable account fees which would reduce returns.  The before tax returns shown in the bar chart are for Builder Class.  Past performance before and after taxes does not necessarily indicate how the Fund will perform in the future.”

RESPONSE:     We have deleted the relevant language, as requested.

11.     The phrase beneath the performance bar chart should be deleted: “For the periods reflected in the Performance Bar Chart.”

RESPONSE:     We have deleted the relevant language, as requested.

12.     The footnote appearing below the performance table providing a toll-free number to obtain current performance information should be deleted.

RESPONSE:     We have deleted the footnote, as requested.

13.     The footnote appearing below the Performance Table describing the Barclays Capital Municipal Bond Index should be deleted.

RESPONSE:     We have deleted the footnote, as requested.

14.      Add a parenthetical next to the Barclays Capital Municipal Bond Index in the Performance Table to indicate that the returns for the Index reflect no deduction for fees, expenses or taxes.

RESPONSE:     The requested disclosure has been added.

15.     Under the caption “Portfolio Manager” in the Fund Summary section, delete the following sentence:  “Mr. Vaccacio joined the Adviser as Manager of Municipal Trading in 1977.”

RESPONSE:     We have deleted the relevant sentence, as requested.

16.     Under the caption “Purchasing and Selling Fund Shares” in the Fund Summary section, delete the sentence below the investment minimum table:  “For additional information please see the ‘Purchasing and Selling Fund Shares’ section in the prospectus and the ‘Purchase of Shares’ and ‘Investment Programs’ sections in the Statement of Additional Information.”

RESPONSE:     We have deleted the relevant language, as requested.

17.     Under the caption “Purchasing and Selling Fund Shares” in the Fund Summary section, move the disclosures in the footnotes below the investment minimum table to the introductory paragraph immediately preceding the table.

RESPONSE:     The relevant disclosures have been moved from the footnotes to the introductory paragraph, as requested.

18.     Under the caption “Tax Information” in the Fund Summary section, more clearly articulate the possibility that the investor might be taxed upon redemption.

RESPONSE:     The relevant disclosure has been revised to read: “A portion of the Fund’s distributions may not qualify as exempt-interest dividends and will generally be taxable to you as ordinary income or capital gains, and gains from a redemption or sale of Fund shares will generally be taxable, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.  An investment in the Fund may not be a suitable investment if you are investing through a tax-deferred arrangement; contact your tax advisor to determine the suitability of such an investment in the Fund.”

19.     Under the caption “Investment Goal” in the section Additional Information About the Fund, indicate whether the Fund’s investment goal can be changed without shareholder approval.

RESPONSE:     Disclosure has been added to indicate that the Fund’s investment goal is fundamental and may not be changed without shareholder approval.

20.     In the section Additional Information About the Fund, revise the caption “Main Investment Strategies and Risks” to “Principal Investment Strategies and Risks.”

RESPONSE:     The relevant caption has been revised, as requested.

21.     In the section Additional Information About the Fund, revise the caption “Main Investments of the Fund” to “Principal Investments of the Fund.”

RESPONSE:     The relevant caption has been revised, as requested.

22.     In the section Additional Information About the Fund, revise the caption “Main Risks of Investing in the Fund” to “Principal Risks of Investing in the Fund.”

RESPONSE:     The relevant caption has been revised, as requested.

23.     The risk disclosures in the section Additional Information About the Fund, should correspond to the risks described in the Fund Summary section.

RESPONSE:     The disclosures that appear in certain sub-captions in the section Additional Information About the Fund (“Effect of Credit Strategy on Yield and Total Return” and “Special Risks of New York Tax Exempt Bonds”) are included as risk disclosures in the Fund Summary section.  A “Market Risk” section has been added to the Fund Summary.  In addition, further disclosure regarding risks of New York tax-exempt bonds has been added under “Nondiversification/New York Concentration Risk” in the Fund Summary.  The risks describing the effect of the Fund’s credit strategy on yield and total return already appear under the caption “Management Risk” in the Fund Summary section.

24.     Under the caption “Selling Your Shares” in the Shareholder Information section, revise the second sentence to read as follows: “Under normal market conditions, you will receive your proceeds within seven days after your request is received.”

RESPONSE:     The relevant language has been revised, as requested.

25.     Under the caption “Frequent Purchases and Redemptions of Fund Shares” in the Shareholder Information section, provide more specific details regarding the measures taken by the Fund to discourage market timing.

RESPONSE:     The Fund believes that it has appropriate procedures in place to monitor and discourage market timing.  However, Management believes that the disclosure of more details about how the Fund implements its procedures would not be in the best interests of the Fund as it might serve to assist market timers in avoiding detection.

26.     Under the caption “Portfolio Holdings” in the Shareholder Information section, if the Fund provides on its website a description of its policies and procedures for disclosure of portfolio holdings, include the address of the website.

RESPONSE:     The Fund is in the process of creating a website.  The Fund does not intend to provide a description of its policies and procedures for disclosure of portfolio holdings on the website at this time.

STATEMENT OF ADDITIONAL INFORMATION (SAI):

27.     Expand the discussion under the caption “Disclosure of Portfolio Holdings” to reflect any arrangement to provide the Fund’s portfolio holdings information to a third party, including each ongoing arrangement.

RESPONSE:     The Fund has modified the disclosure to specifically identify additional parties who may receive portfolio holdings information.  Other than the disclosed arrangements, the Fund does not currently have any arrangements with third parties to disclose its portfolio holdings.

28.     Add the disclosures required by Item 17(b) of Form N-1A relating to the qualifications of the Trustees and the leadership structure of the Board.

RESPONSE:     The disclosure in the SAI has been modified to include additional information about the experience, qualifications and other attributes that led the board to conclude that each Trustee should so serve.  In addition, the following disclosure has been added to the SAI:

Qualifications of Trustees. The following provides an overview of the considerations that led the Board to conclude that each individual serving as a Trustee of the Fund should so serve.  Among the factors the Board considered when concluding that an individual should serve on the Board were the following: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s ability to work effectively with the other members of the Board; (iii) the individual’s prior experience, if any, serving as a Trustee of the Fund or on other boards of directors (including boards of other investment companies); and (iv) how the individual’s skills, experiences and attributes would contribute to an appropriate mix of relevant skills and experience on the Board.

In respect of each current Trustee, the individual’s professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Fund, were a significant factor in the determination that the individual should serve as a Trustee of the Fund.  Each Trustee’s professional experience and additional considerations that contributed to the Board’s conclusion that an individual should serve on the Board are summarized in the tables above.

Role of the Board of Trustees, Leadership Structure and Risk Oversight.

The Role of the Board of Trustees. The Board oversees the management and operations of the Fund’s affairs.  The role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Fund and its oversight role does not make the Board a guarantor of the Fund’s investments, operations or activities.  Like most registered investment companies, the day-to-day management and operation of the Fund is performed by various service providers to the Fund, such as the Adviser or the transfer and shareholder services agent, each of which is discussed in greater detail in the Prospectus or this SAI.  The Board has appointed senior employees of certain of these service providers as officers of the Fund, with responsibility to monitor and report to the Board on the Fund’s operations.  The Board receives regular reports from these officers and service providers regarding the Fund’s operations.  For example, the Treasurer provides reports as to financial reporting matters and investment personnel report on the performance of the Fund’s portfolios.  The Board has appointed a Chief Compliance Officer who administers the Fund’s compliance program and regularly reports to the Board as to compliance matters.  These reports are generally provided as part of formal in person Board meetings which are typically held quarterly and involve the Board’s review of, among other items, recent Fund operations.  The Fund’s management also provides periodic updates between meetings.

Board Structure and Leadership. The Board consists of five Trustees, four of whom are Independent Trustees.  The Chairman of the Board and President of the Fund, Mr. Seth M. Glickenhaus, also serves as General Partner of the Adviser, and as such he participates in the oversight of the Fund’s day-to-day operations.  Mr. Glickenhaus is an Interested Trustee because of his position with the Adviser.  As noted above, the Trustees meet periodically throughout the year to oversee the Fund’s activities, review contractual arrangements with service providers for the Funds and review the Fund’s performance.  The Board also has an Audit Committee, which is composed exclusively of all of the Independent Trustees.

The Fund does not have a lead Independent Trustee.  However, because much of the Board’s work is done at the Board (rather than the Committee) level, and because all of the Independent Trustees are members of the Audit Committee, each Trustee participates in the full range of the Board’s oversight duties, including oversight of the risk management process.  In addition, although the Independent Trustees recognize that having a lead Independent Trustee may in some circumstances help coordinate communications with management and otherwise assist the board in the exercise of its oversight duties, the Independent Trustees believe that because of the relatively small size of the Board, the ratio of Independent Trustees to Interested Trustees and the good working relationship among the Board members, it has not been necessary to designate a lead Independent Trustee.

The Board periodically reviews its leadership structure, including the role of the Chairman.  The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Trust’s current operations.  The Board believes that its leadership structure, including its Interested Chairman of the Board and President and the current percentage of Independent Trustees, is appropriate given its specific characteristics.  These characteristics include: (i) the Adviser’s role in the operation of the Fund’s business; (ii) the extent to which the work of the Board is conducted by all of the Independent Trustees; (iii) the extent to which the Independent Trustees meet as needed in the absence of members of management and members of the Board who are “interested persons” of the Trust; and (iv) Mr. Glickenhaus’ additional role with the Adviser, which enhances the Board’s understanding of the operations of the Adviser and of the Fund.

Audit Committee.  The Audit Committee’s primary purposes, in accordance with its written charter, are to assist the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Fund and the qualifications and independence of the Fund’s independent registered public accounting firm.  The Audit Committee reviews annually the scope of the proposed audit, the Fund’s accounting and financial reporting policies and practices and its internal controls; reviews the annual audit with the independent registered public accounting firm and the annual financial statements of the Fund; approves, and recommends to the Independent Trustees of the Fund for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm and approves the compensation of the independent registered public accounting firm; and approves all audit and permissible non-audit services the independent registered public accounting firm provides to the Fund and all permissible non-audit services the independent registered public accounting firm provides to the Adviser.  The Audit Committee members, all of whom are Independent Trustees, are: Edward Falkenberg, Edward A. Kuczmarski, Caroline E. Newell, and John P. Steines, Jr.  The Audit Committee of the Board met twice during the fiscal year ended February 28, 2010.

Risk Management.  The Board’s role is one of oversight, rather than active management.  This oversight extends to the Fund’s risk management processes.  These processes are embedded in the responsibilities of the Fund’s officers and service providers.  For example, the Adviser is primarily responsible for management of the Fund’s investment risks.  The Board has not established a formal risk oversight committee.  However, much of the regular work of the Board addresses aspects of risk oversight.  For example, the Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

In the course of providing that oversight, the Board receives a wide range of reports on the Fund’s activities from the Adviser, including regarding the Fund’s investment portfolio, compliance with applicable laws, and financial accounting and reporting.  The Board also meets periodically with the Fund’s Chief Compliance Officer to receive reports regarding compliance with the federal securities laws and the Fund’s internal compliance policies and procedures, and meets with the Fund’s Chief Compliance Officer at least annually to review the Chief Compliance Officer’s annual report, including the Chief Compliance Officer’s risk-based analysis for the Fund.  The Board also meets periodically with the portfolio manager of the Fund to receive reports regarding the management of the Fund, including its investment risks.

29.     In the discussion of Mr. Vaccacio’s compensation under the “Portfolio Manager” caption, explain how Mr. Vaccacio’s bonus is determined by the Adviser’s performance.

RESPONSE:     We have clarified the relevant disclosure to read as follows: “The bonus portion of Mr. Vaccacio’s compensation is discretionary and is based on a number of factors, including the Adviser’s profitability and the performance of accounts managed by Mr. Vaccacio.  There is no predetermined weight assigned to any of these factors.”

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We acknowledge that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in Fund filings;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

●	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at (212) 596-9883 if you have any questions.

Very truly yours,

/s/ LAUREN D. MACIOCE

Lauren D. Macioce

CC:  John M. Loder
Michael G. Doherty
Michael Lynch
John F. Splain